UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

InfoTech USA, Inc.

(Name of Issuer)

     Common Stock - $0.01 par value

(Title of Class of Securities)

456797109

(CUSIP Number)

January 17, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456797109	Schedule 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott R. Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	5	SOLE VOTING POWER 500,000
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 500,000
PERSON WITH:	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS

CUSIP No. 456797109	Schedule 13G	Page 3 of 5 Pages

Item 1.

The principal executive offices of InfoTech USA, Inc., a Delaware corporation ("InfoTech"), are located at 7 Kingsbridge Road, Fairfield, New Jersey 07004. This Amendment No. 1 supplements and amends the Schedule 13G originally filed with the Securities and Exchange Commission on March 29, 2004.

Item 2.

The name, state of incorporation, business address and citizenship of the person filing this statement (the “Reporting Person”) is:

Scott R. Silverman
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Citizen of the United States of America

The title of class of securities is common stock, par value $0.01 per share (the "Common Stock").

Item 3.

Not Applicable

Item 4. Ownership

The Reporting Person beneficially owns 500,000 shares of InfoTech Common Stock, which represents 9.9% of the outstanding shares of InfoTech Common Stock. The Reporting Person has sole voting and sole dispositive power with respect to all 500,000 shares.

Item 5.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

CUSIP No. 456797109	Schedule 13G	Page 4 of 5 Pages

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 456797109	Schedule 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007

By:	/s/ Scott R. Silverman
Name:	Scott R. Silverman